UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Cazoo Group Ltd
(Name of Issuer)
Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)
G2007L204
(Cusip Number)
Hannah E. Dunn Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 17, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
Page 1 of 51 Pages
Exhibit Index Found on Page 42

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 150,600 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 2 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,800 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,800 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,800 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 195,800 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 3 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,900 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,900 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,900 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 44,900 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 4 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,100 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,100 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 19,100 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 5 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Four Crossings Institutional Partners V, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 32,600 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 6 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 477,700 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 7 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 20,600 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 8 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Capital F5 Master I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1 Represents 58,700 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 9 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 941,300 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 941,300 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,300 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 941,300 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 10 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,600 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,600 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,600 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 32,600 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 11 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Farallon F5 (GP), L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,700 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,700 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,700 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 58,700 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 12 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Joshua J. Dapice
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 13 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 14 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Hannah E. Dunn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 15 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 16 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 17 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Varun N. Gehani
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** T The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 18 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Nicolas Giauque
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 19 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 20 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 21 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 22 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 23 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Edric C. Saito
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 24 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 25 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Daniel S. Short
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 26 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 27 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

Page 28 of 51 Pages

13D
CUSIP No. G2007L204

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold Notes (as defined in the Preliminary Note) convertible into up to an aggregate of 1,000,000 Shares (as defined in Item 1), representing 2.5% of the class of securities outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% [2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents 1,000,000 Shares into which Notes are currently convertible. See the Preliminary Note.

2 The percentages set forth herein are calculated based on 768,917,189 Shares outstanding as of January 17, 2023, prior to the Reverse Stock Split (as defined in the Preliminary Note), as reported in the Company’s current report on Form 6-K filed with the SEC on February 8, 2023, as adjusted and approximated for the Reverse Stock Split effective February 8, 2023.  See Item 5.

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Preliminary Note

As of the date hereof, the Farallon Funds hold an aggregate $100,000,000 principal amount of the Company’s 2.00% Convertible Senior Notes due 2027 (the “Notes”).  Pursuant to the Indenture and giving effect to the Reverse Stock Split, the Notes currently are convertible at the holder’s option into Shares based on a conversion rate of 10 Shares per $1,000 principal amount of Notes.  Accordingly, as of the date hereof, the Farallon Funds may be deemed beneficial owners of an aggregate 1,000,000 Shares.

As used herein, the “Reverse Stock Split” refers to the consolidation, effective on or about February 8, 2023, by which each of the Company’s 20 previously outstanding Shares were consolidated into one Share, as disclosed by the Company in its Form 6-K filed with the SEC on February 8, 2023.

Capitalized terms used in this Preliminary Note without definitions have the meanings ascribed to them below.

Item 1. Security and Issuer

This statement relates to shares of Class A Ordinary Shares, par value $0.002 per share (the “Shares”), of Cazoo Group Ltd (the “Company”).  The principal executive office of the Company is 41 Chalton Street, London NW1 1JD, United Kingdom.

Item 2.	Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”
The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares that it has the right to acquire upon the conversion of Notes;
(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares that it has the right to acquire upon the conversion of Notes;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares that it has the right to acquire upon the conversion of Notes

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares that it has the right to acquire upon the conversion of Notes;

(v)	Four Crossings Institutional Partners V, L.P., a Delaware limited partnership (“FCIP V”), with respect to the Shares that it has the right to acquire upon the conversion of Notes;

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares that it has the right to acquire upon the conversion of Notes;

(vii)	Farallon Capital (AM) Investors, L.P., a Delaware limited partnership (“FCAMI”), with respect to the Shares that it has the right to acquire upon the conversion of Notes; and

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(viii)	Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership (“F5MI”), with respect to the Shares that it has the right to acquire upon the conversion of Notes.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI and F5MI are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(ix)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is (i) the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and (ii) the sole member of the FCIP V General Partner (as defined below) with respect to the Shares that each of the Farallon Funds other than F5MI has the right to acquire upon the conversion of Notes.

The FCIP V General Partner

(x)
Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the “FCIP V General Partner”), which is the general partner of FCIP V, with respect to the Shares that FCIP V has the right to acquire upon the conversion of Notes.

The F5MI General Partner

(xi)
Farallon F5 (GP), L.L.C., a Delaware limited liability company (the “F5MI General Partner”), which is the general partner of F5MI, with respect to the Shares that F5MI has the right to acquire upon the conversion of Notes.

The Farallon Individual Reporting Persons
(xii)
The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner, with respect to the Shares that the Farallon Funds have the right to acquire upon the conversion of Notes:  Joshua J. Dapice (“Dapice”); Philip D. Dreyfuss (“Dreyfuss”); Hannah E. Dunn (“Dunn”); Michael B. Fisch (“Fisch”); Richard B. Fried (“Fried”); Varun N. Gehani (“Gehani”); Nicolas Giauque (“Giauque”); David T. Kim (“Kim”); Michael G. Linn (“Linn”); Rajiv A. Patel (“Patel”); Thomas G. Roberts, Jr. (“Roberts”); Edric C. Saito (“Saito”); William Seybold (“Seybold”); Daniel S. Short (“Short”); Andrew J. M. Spokes (“Spokes”); John R. Warren (“Warren”); and Mark C. Wehrly (“Wehrly”).

Dapice, Dreyfuss, Dunn, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”
(b)       The address of the principal business office of (i) each of the Farallon Funds is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, and (ii) each of the FCIP V General Partner, the F5MI General Partner and the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.
(c)       The principal business of each of the Farallon Funds is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of investment partnerships, including FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and as the sole member of general partners of investment partnerships, including the FCIP V General Partner.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

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(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The jurisdiction of organization of each of the Farallon Funds, the Farallon General Partner, the FCIP V General Partner and the F5MI General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque and Spokes, is a citizen of the United States.  Giauque is a citizen of France.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

The approximate net investment cost for the Notes held by each of the Farallon Funds is set forth below:

Entity	Principal Amount	Approx. Net Investment Cost
FCP	$15,060,000	$15,060,000
FCIP	$19,580,000	$19,580,000
FCIP II	$4,490,000	$4,490,000
FCIP III	$1,910,000	$1,910,000
FCIP V	$3,260,000	$3,260,000
FCOI II	$47,770,000	$47,770,000
FCAMI	$2,060,000	$2,060,000
F5MI	$5,870,000	$5,870,000

		$100,000,000

The consideration for such acquisitions was obtained from the working capital of each of the Farallon Funds.

Item 4. Purpose of Transaction

The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Notes (including any Shares into which such Notes may be converted) for investment purposes. None of the Reporting Persons has made a determination regarding a maximum or minimum amount of securities of the Company that it may hold at any point in time.

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 In connection with their investment in the Company, the Reporting Persons have communicated and expect to continue to communicate with the Company’s management and board of directors (the “Board”), and may engage with other representatives of the Company, about a variety of topics.  Such topics have included and/or may include, without limitation, the Company’s business strategy, operating results and financial condition, capital allocation, capital structure, Board composition and corporate governance, possible asset sales or acquisitions, possible strategic transactions, possible restructuring transactions, and other matters.

The Reporting Persons also have communicated or in the future may communicate about one or more of the foregoing topics, potentially including and as permitted under relevant confidentiality agreements, with other securityholders of the Company (including pursuant to the Cooperation Agreement (as defined and further described in Item 6 below)) and/or with other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors, and may exchange information with any such persons or the Company and may negotiate and enter appropriate confidentiality or similar agreements (which may contain, among other things, standstill provisions).  The Reporting Persons, either acting alone or with other securityholders, may retain legal and financial advisers related to these matters.

In connection with the foregoing, the Farallon Funds have entered into a Cooperation Agreement, dated March 17, 2023, with certain other holders of Notes.  Such Cooperation Agreement is further described in Item 6 below.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending upon various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of any communications referenced above, actions taken by the Board, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, price levels of the Notes or the Shares, and any contractual provisions to which the Reporting Persons may then be subject, the Reporting Persons in the future may take actions with respect to their investment position in the Company as they deem appropriate, including, without limitation, purchasing additional Notes, Shares, other securities of the Company or other instruments that are based upon or relate to the value of any of the foregoing; selling, exchanging, converting, pledging or financing some or all of the securities reported herein, other securities of the Company or other instruments that are based upon or relate to the value of any of the foregoing; engaging in hedging or similar transactions with respect to Notes, Shares, other securities of the Company or other instruments that are based upon or relate to the value of any of the foregoing; and taking any other action to maximize the value of the Reporting Persons’ investment position in the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 768,917,189 Shares outstanding as of January 17, 2023, as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2023 (the “Company 6-K”), as adjusted and approximated for the Reverse Stock Split.  The Reporting Persons calculate that there are 38,445,859 Shares outstanding as so adjusted and approximated.

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(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that each of the Farallon Funds other than F5MI has the right to acquire upon the conversion of Notes.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that FCIP V has the right to acquire upon the conversion of Notes.  The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that F5MI has the right to acquire upon the conversion of Notes.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner.

(e)	Not applicable
The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c) None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that each of the Farallon Funds other than F5MI has the right to acquire upon the conversion of Notes.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner.

(e)	Not applicable.

The FCIP V General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FCIP V General Partner is incorporated herein by reference.

(c) None.

(d)
The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that FCIP V has the right to acquire upon the conversion of Notes.  Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the FCIP V General Partner.

(e)	Not applicable.

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The F5MI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the F5MI General Partner is incorporated herein by reference.

(c) None.

(d)
The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that F5MI has the right to acquire upon the conversion of Notes.  Each of the Farallon Individual Reporting Persons is a manager or senior manager, as the case may be, of the F5MI General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c) None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that each of the Farallon Funds other than F5MI has the right to acquire upon the conversion of Notes.  The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that FCIP V has the right to acquire upon the conversion of Notes.  The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares that F5MI has the right to acquire upon the conversion of Notes.  Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are beneficially owned by the Farallon Funds. The Farallon General Partner, as general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of the FCIP V General Partner, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Farallon Funds other than F5MI. The FCIP V General Partner, as general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares beneficially owned by FCIP V. The F5MI General Partner, as general partner of F5MI, may be deemed to be a beneficial owner of all such Shares beneficially owned by F5MI.  Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Farallon Funds.  Each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

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As a result of entering into the Cooperation Agreement, the Reporting Persons may be deemed to have formed a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder, with the Viking Parties and the Inherent Parties (each as defined in Item 6 below) and/or certain affiliates of each.  The Reporting Persons believe that, as of March 17, 2023, (i) the Viking Parties hold $300,000,000 aggregate principal amount of Notes, representing beneficial ownership of 3,000,000 Shares, and (ii) the Inherent Parties hold $50,000,000 aggregate principal amount of Notes, representing beneficial ownership of 500,000 Shares.  The Viking Parties and the Inherent Parties have filed (or are expected to file) their own respective Schedules 13D with respect to their respective beneficial ownership of Shares.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act.  Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares or other securities of the Company beneficially owned by any of the Viking Parties, the Inherent Parties, and/or any of their respective affiliates.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Purchase Agreement

On February 16, 2022 (the “Closing Date”), the Farallon Funds purchased $100,000,000 aggregate principal amount of Notes, pursuant to a Purchase Agreement, dated as of February 9, 2022 (the “Purchase Agreement”), among the Company, the Farallon Funds, and the other parties thereto.
The Purchase Agreement contains customary terms and conditions.  In addition, among other things, the Purchase Agreement provides that, subject to the terms and conditions thereof, holders of the Notes, including the Farallon Funds, were not permitted to sell or otherwise transfer Notes or any Shares issuable upon conversion of their Notes until 270 days from the date of the Purchase Agreement, or November 6, 2022 (the “Original Lockup Period”).  The Original Lockup Period has been extended in respect of the Farallon Funds and certain other holders of Notes, as described below under the caption “Letter Agreement.”

 The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which was filed by the Company as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on February 16, 2022 and is hereby incorporated herein by reference.

Indenture

The terms of the Notes are set forth in the Indenture, dated as of February 16, 2022 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee.

The Notes bear regular interest at a rate of 2.00% per year and are scheduled to mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms and conditions of the Notes as set forth in the Indenture. The Notes are convertible into Shares at the option of the holders at any time after November 6, 2022, and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027, at the conversion price set forth in the Indenture, based on an initial conversion rate of 200 Shares (subject to adjustment) per $1,000 principal amount of Notes.   Pursuant to the terms of the Indenture, such initial conversion rate was adjusted proportionately to reflect the effect of the Reverse Stock Split, such that the current conversion rate following the Reverse Stock Split is 10 Shares per $1,000 principal amount of Notes (subject to adjustment).  Consequently, the $100,000,000 aggregate principal amount of Notes held by the Farallon Funds currently are convertible into an aggregate of 1,000,000 Shares, subject to adjustment and the other terms and conditions of the Notes as set forth in the Indenture.

The Company may force the conversion of the Notes following the third anniversary of the Closing Date if the trading price of the Shares has been at least 150% of the conversion price for at least 20 trading days in any consecutive 30 trading day period.  Holders of the Notes also have the right to require the Company to repurchase all or some of their Notes for cash at 100% of principal amount upon the occurrence of certain corporate events as set forth in the Indenture.

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If the Notes have not been converted, repurchased or redeemed at or prior to maturity, holders of the Notes will be entitled to payment of a premium at maturity of the Notes, equal to 50% of the principal amount of the Notes, subject to certain conditions set forth in the Indenture.  Subject to certain conditions set forth in the Indenture, the Company may redeem all or a portion of the Notes, beginning three years after the Closing Date, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed.

The foregoing description of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which was filed by the Company as Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on February 16, 2022 and is hereby incorporated herein by reference.

Registration Rights Agreement

In connection with the Purchase Agreement and the issuance of the Notes, the Company entered into a Registration Rights Agreement, dated as of February 16, 2022 (the “Registration Rights Agreement”), with the Farallon Funds and the other parties thereto.  Pursuant to the Registration Rights Agreement, the Farallon Funds and the other parties thereto were granted customary registration rights with respect to the Shares issuable upon conversion of the Notes.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which was filed by the Company as Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on February 16, 2022 and is hereby incorporated herein by reference.

Letter Agreement

On November 9, 2022, the Farallon Funds and certain other holders of Notes (collectively, the “Noteholders”) entered into agreements (each, a “Letter Agreement”) with the Company, pursuant to which the Noteholders agreed to extend the Original Lockup Period from November 6, 2022 to September 30, 2023.  Pursuant to the Letter Agreement, the Company has granted the Noteholders a right of first refusal to participate in certain financings for cash (subject to certain exceptions) by the Company and its subsidiaries until June 30, 2024.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Letter Agreement filed by the Company as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on November 10, 2022, which is hereby incorporated herein by reference.

Cooperation Agreement

On March 17, 2023, the Farallon Funds, certain affiliates of Viking Global Investors LP (the “Viking Parties”), and certain affiliates of Inherent Group, LP (the “Inherent Parties” and, together with the Farallon Funds and the Viking Parties, the “Parties”), each as a holder of Notes, entered into a Cooperation Agreement (the “Cooperation Agreement”).

Pursuant to the Cooperation Agreement, in order to engage with the Company in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Company (in each case, effecting a permanent change to the existing capital structure of the Company) (any such transaction, a “Transaction”), each Party has agreed, among other things, (i) to use commercially reasonable efforts to cooperate in good faith with each other to engage in such discussions and negotiations with the Company regarding a Transaction, and (ii) to not directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Notes, or grant any proxies, deposit any of its Notes into a voting trust, or enter into a voting agreement with respect to any such Notes, each without the prior written consent of the other Parties.  Each Party has agreed that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the Parties holding a majority of the Notes held by all Parties; provided, that nothing in the Cooperation Agreement obligates any Party to consent to, or otherwise vote in favor of, any Transaction.  Other holders of Notes may become parties to the Cooperation Agreement by executing a joinder to the Cooperation Agreement in a form that is acceptable to the then existing Parties and subject, in each case, to the written consent of the Parties.  The Cooperation Agreement shall automatically terminate upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the Parties are bound. The Cooperation Agreement also may be terminated with the written consent of the Parties holding a majority of the Notes held by all the Parties.

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The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is filed as Exhibit 6 hereto.  Such exhibit is hereby incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 2 the Purchase Agreement, incorporated by reference to the copy thereof filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on February 16, 2022.

There is filed herewith as Exhibit 3 the Indenture, incorporated by reference to the copy thereof filed as Exhibit 99.2 to the Company’s Form 6-K filed with the SEC on February 16, 2022.

There is filed herewith as Exhibit 4 the Registration Rights Agreement, incorporated by reference to the copy thereof filed as Exhibit 99.4 to the Company’s Form 6-K filed with the SEC on February 16, 2022.

There is filed herewith as Exhibit 5 the Letter Agreement, incorporated by reference to the form thereof filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on November 10, 2022.

There is filed herewith as Exhibit 6 the Cooperation Agreement.

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SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  March 24, 2023
/s/ Hannah E. Dunn
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Hannah E. Dunn, Managing Member

/s/ Hannah E. Dunn
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn

Hannah E. Dunn, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Dapice, Dreyfuss, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly authorizing Dunn to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 31, 2023 by such Reporting Persons with respect to the Class A Ordinary Shares of ARYA Sciences Acquisition Corp IV, are hereby incorporated by reference.

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ANNEX 1
Set forth below with respect to each of the Farallon General Partner, the FCIP V General Partner and the F5MI General Partner is the following information: (a) name; (b) business address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of various investment partnerships and as the sole member of various general partners of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members: Andrew J.M. Spokes, Senior Managing Member; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managing Members.

2.	FCIP V General Partner

(a)	Farallon Institutional (GP) V, L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of Four Crossings Institutional Partners V, L.P.
(d)	Delaware limited liability company
(e)
Managers: Andrew J.M. Spokes, Senior Manager; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managers.

3.	F5MI General Partner

(a)	Farallon F5 (GP), L.L.C.
(b)	One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)	Serves as the general partner of Farallon Capital F5 Master I, L.P.
(d)	Delaware limited liability company
(e)
Managers: Andrew J.M. Spokes, Senior Manager; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managers.

Page 40 of 51 Pages

5.	Managing Members of the Farallon General Partner
(a)
Andrew J.M. Spokes, Senior Managing Member; and Richard Bollini, Colby Clark, Joshua J. Dapice, Philip D. Dreyfuss, Hannah E. Dunn, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, Cameron Hillyer, David T. Kim, Michael G. Linn, Rajiv A. Patel, David A. Posner, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Matthew Trentini, John R. Warren and Mark C. Wehrly, Managing Members.

(b)	c/o Farallon Partners, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner and Farallon Capital Management, L.L.C. The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of each of the Farallon General Partner and Farallon Capital Management, L.L.C.

(d)
Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes, Nicolas Giauque and Cameron Hillyer, is a citizen of the United States. Mr. Spokes is a citizen of the United Kingdom.  Mr. Giauque is a citizen of France. Mr. Hillyer is a citizen of Australia.

None of the Farallon General Partner and its Managing Members has any additional information to disclose with respect to Items 2-6 of this Schedule 13D that is not otherwise disclosed in this Schedule 13D.
Page 41 of 51 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 24, 2023

2.	Purchase Agreement, dated as of February 9, 2022

3.	Indenture, dated as of February 16, 2022

4.	Registration Rights Agreement, dated as of February 16, 2022

5.	Letter Agreement, dated November 9, 2022

6.	Cooperation Agreement, dated March 17, 2023

Page 42 of 51 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 24, 2023

/s/ Hannah E. Dunn
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Hannah E. Dunn, Managing Member

/s/ Hannah E. Dunn
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Hannah E. Dunn, Manager

/s/ Hannah E. Dunn

Hannah E. Dunn, individually and as attorney-in-fact for each of Joshua J. Dapice, Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Edric C. Saito, William Seybold, Daniel S. Short, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

Page 43 of 51 Pages

EXHIBIT 6
to
SCHEDULE 13D
COOPERATION AGREEMENT

March 17, 2023

Reference is made to the Indenture dated as of February 16, 2022 (the “Indenture”), between Cazoo Group Ltd (the “Company”), as issuer, and U.S. Bank Trust Company, National Association (the “Trustee”), pursuant to which the Company issued $630.0 million aggregate principal amount of 2.00% Convertible Senior Notes due February 16, 2027 (the “Notes”). Capitalized terms used but not otherwise defined in this Cooperation Agreement (this “Agreement”) shall have the meanings assigned to such terms in the Indenture.
The Parties (as defined below) wish to engage with the Company in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Company (in each case, effecting a permanent change to the existing capital structure of the Company) (any such transaction, a “Transaction”).
In consideration of the foregoing recitals, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound, agree as follows:
Section 1. Cooperation. For so long as this Agreement remains in effect with respect to a Party, each Party agrees to use commercially reasonable efforts to cooperate in good faith with the other Parties to engage in such discussions and negotiations with the Company regarding a Transaction that the Parties deem appropriate. In furtherance of the foregoing, the Parties anticipate retaining counsel, financial advisers and other third parties to represent the interests of the Parties and to seek reimbursement for the expenses of the foregoing, to the extent possible, from the Company. Each Party agrees that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the Parties holding a majority of the Notes held by all Parties. Nothing herein shall obligate any Party to consent to, or otherwise vote in favor of, any Transaction.
Section 2. Transfers. Each Party agrees that, until the earlier of (i) such time as a Replacement Lock-Up Agreement (as defined below) is executed and binding upon and enforceable by the Parties and (ii) the date this Agreement is terminated with respect to such Party, it shall not, without the prior written consent of the other Parties, directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Notes to any Person (including by the acceptance of an offer to repurchase, exchange or otherwise retire any of its Notes by the Company or an Affiliate thereof), or grant any proxies, deposit any of its Notes into a voting trust, or enter into a voting agreement with respect to any such Notes (any of the foregoing actions, a “Transfer”). This Section 2 shall not prohibit any Party from acquiring for itself or on behalf of any funds or accounts managed by it additional Notes; provided, however, any additional Notes so acquired shall automatically be subject to the terms of this Agreement. Nothing in this Section 2 shall prohibit a Party from holding Notes with a custodian in a fully paid account subject to customary liens in favor of such custodian in relation to fees and expenses associated with the maintenance of such account. Any subsequent agreement to which all Parties are bound after the date hereof that provides for substantially similar restrictions on Transfer of the Notes, and which each Party has the right to enforce against the other Parties, is referred to as a “Replacement Lock-Up Agreement.”
Section 3. Term; Termination. This Agreement shall become effective as of the date hereof, provided that as to any Person that is not a Party to this Agreement on the date hereof, this Agreement shall become effective on the date such Person executes a joinder to this Agreement in a form that is acceptable to the then existing Parties (a “Joinder”), subject in each case to the written consent of the Parties. Each Person that has executed this Agreement on the date hereof or subsequently executes a Joinder is referred to as a “Party” and, collectively, such Persons are referred to as the “Parties.” This Agreement and the covenants contained herein shall automatically terminate as to all Parties and shall be of no further force and effect upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the Parties are bound. This Agreement may also be terminated with the written consent of the Parties holding a majority of the Notes held by all Parties. Upon such termination, no Party shall have any continuing liability or obligation to any other Party hereunder and each Party shall have all of the rights and remedies available to it under applicable law and/or the Indentures, and any ancillary documents or agreements thereto; provided, however, that no such termination shall relieve any Party from its obligations under Section 5 (which shall survive termination of this Agreement) or from liability for its breach or non-performance of any of its obligations hereunder prior to termination of this Agreement.

Page 44 of 51 Pages

Section 4. Representations and Warranties. Each Party (severally and not jointly) represents and warrants to the other Parties, only as to itself and not as to any of the other Parties, that the following statements are true and correct as of the date hereof with respect to such Party (or the date such Person becomes a Party to this Agreement):
(a) Each Party has the requisite corporate, limited liability company, limited partnership or similar power and authority to enter into this Agreement, on behalf of itself and the funds and accounts that it manages and advises, and perform all of such Party’s obligations under this Agreement, and the execution, delivery and performance of this Agreement by such Party, on behalf of itself and the funds and accounts that it manages and advises, have been duly authorized by all necessary corporate, limited liability company, limited partnership or similar action on the part of such Party, and the Person executing this Agreement on behalf of such Party is duly authorized to do so on behalf of such Party and the funds and accounts that it manages and advises.
(b) The execution, delivery and performance of this Agreement by a Party does not and shall not (i) violate any provision of law, rule or regulation applicable to it, any fund or account that it manages or advises, or the organizational documents for it or any fund or account that it manages or advises, or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations (including, for the avoidance of doubt, any agreement or arrangement to which such Party is a party or by which such Party or its securities are bound with respect to the Notes or the shares issuable upon conversion of the Notes) to which it, any fund or account that it manages or advises, or under the organizational documents for it or any fund or account that it manages or advises.
(c) This Agreement is a legally valid and binding obligation of such Party and the funds and accounts holding Notes that it manages or advises, enforceable against it and such funds and accounts in accordance with its terms.
(d) No material consent or approval of, or any registration or filing with, any other Person, entity, or organization is required for any Party, or any fund or account that it manages or advises, to carry out the obligations contemplated by, and perform its obligations under, this Agreement.
Section 5. Disclosure. The existence and the terms of this Agreement are confidential. No Party may disclose the terms of this Agreement, or any information that is provided to such Party in connection with a Transaction or this Agreement, to any Person other than a Party or a Party’s representatives, affiliates or its or its affiliates’ managers, directors, officers, members, partners, associates, or employees without prior written consent (which may be conveyed via email) of all Parties, except (a) in order to perform under or enforce this Agreement; (b) upon order of a court of competent jurisdiction to do so or other competent legal process; or (c) as required or requested by any governmental agency or regulatory authority, or as otherwise required by applicable law or regulation, in each case, in the reasonable judgment of the applicable Party, following consultation with counsel. Upon the written request of a disclosing Party (which may be conveyed via email), a receiving Party shall either return to the disclosing Party or destroy (at the option of the receiving Party) all originals and copies of any information subject to this Section 5 that was provided by the disclosing Party to the receiving Party, except to the extent such information must be retained in accordance with its internal recordkeeping procedures or to the extent required by law, regulation or professional accounting obligations, and no receiving Party shall be required to delete or destroy copies of any information maintained in its normal-course back-up media.
Section 6. Reservation of Rights. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each Party hereto to protect and preserve its rights, remedies and interests, including without limitation, its claims against the Company. If this Agreement is terminated for any reason, the Parties reserve any and all rights. No Party shall have, by reason of this Agreement, a fiduciary relationship or duty, or duty of care, trust or confidence, in any form, in respect of any other Party, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Party any obligations in respect of this Agreement except as expressly set forth herein.  In particular:

Page 45 of 51 Pages

(a) no Party “acts” or will “act for” or represent the other Parties in any capacity and will have no authority to act for, represent, or commit any other Party;
(b) no information or knowledge regarding any Party or the Company Group (as defined below) or its affairs received or produced by any Party in connection with this Agreement shall be imputed to any other Party and no Party shall be bound to distribute or share any information received or produced pursuant to this Agreement to any other Party;
(c) the Parties will remain free to seek any advice they consider they may require from their own professional advisers regarding their role and exposure as Parties;
(d) no Party shall be obliged to do anything if taking such action would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of any fiduciary duty or duty of confidentiality which it is required to comply with or if such action would be otherwise actionable at the suit of any Person (and may do anything which in its reasonable opinion is necessary to comply with any such law, regulation or duty or to avoid any such suit); and
(e) save as expressly stated in this Agreement, a Party, in respect of any other Party:
(1)
will not be responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Company and its affiliates (collectively, the “Company Group”), any Party or any other Person in connection with the Transaction and any associated documentation or the transactions contemplated therein;

(2)
will not be responsible for the legality, validity, effectiveness, completeness, adequacy or enforceability of the Transaction or any agreement, arrangement or document entered into, made or executed in anticipation of or in connection with the Transaction;

(3)
will not be responsible for any determination as to whether any information provided or to be provided to any Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise;

(4)
will not be responsible for verifying that any information provided to any Party (using reasonable endeavours and usual methods of transmission such as e-mail or post) has actually been received and/or considered by each Party;

(5)	shall not be bound to distribute to any Party or to any other Person any information received by it;
(6)
shall not be bound to enquire as to the absence, occurrence or continuation of any Default or Event of Default under the Indentures or the performance by the Company of its obligations under the Indentures or any other document or agreement.

Page 46 of 51 Pages

(f) It is understood and agreed by all Parties that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of, and investigation into, all risks arising in respect of the business of the Company Group or under or in connection with the Transaction, this Agreement and any associated transactions and documentation including:
(1)	the financial condition, creditworthiness, condition, affairs, status and nature of the Group;
(2)
the legality, validity, effectiveness, completeness, adequacy and enforceability of any document entered into by any Person in connection with the business or operations of the Company Group or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction;

(3)
whether such Party has recourse, and the nature and extent of that recourse, against the Company Group or any other Person or any of the respective assets under or in connection with this Agreement, the Transaction and/or any associated documentation, the transactions therein contemplated or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction;

(4)
the adequacy, accuracy and/or completeness of any information provided by the Parties, the Company or any other member of the Company Group and each of their advisers or by any other Person in connection with the Transaction, and/or any associated documentation, the transactions contemplated therein or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction; and

(5)	the adequacy, accuracy and/or completeness of any advice obtained by a Party in connection with the Transaction or in connection with the business and operations of the Company Group.
(g) Each Party acknowledges and confirms to each Party that it has not relied on, and will not hereafter rely on, any Party in respect of any of the matters referred to in paragraph (f) above and that consequently no Party shall have any duty, obligation or liability (whether direct or indirect, in contract, tort or otherwise) or responsibility to any Party or any other Person in respect of such matters.
Section 7. Sharing Joint Defense; Evidentiary Matters. Each Party agrees that the communications among the Parties and any counsel retained by any Party, and work product containing such communications, shall be subject to the joint defense and common interests doctrines to the extent permitted by law recognized by the various state and federal courts of the United States and other similar doctrines of other jurisdictions and shall take such actions as are reasonably necessary to preserve such joint defense and/or common interest privileges. Nothing contained herein shall be construed as or be deemed to be evidence of an admission of any kind on the part of any Party. Pursuant to Rule 408 of the Federal Rules of Evidence, any applicable state rules of evidence and any other applicable law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the Agreement’s terms or as otherwise required under applicable law.

Page 47 of 51 Pages

Section 8. Miscellaneous.
(a) This Agreement may not be modified, amended or supplemented except in a writing signed by each of the Parties. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives.
(b) Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties (including, for the avoidance of doubt and to the extent applicable to the respective Party, any funds or accounts managed or advised by the Party that hold Notes) and no other Person or entity shall be a third-party beneficiary hereof.
(c) It is understood and agreed by each of the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party, and each non-breaching Party shall be entitled to seek an injunction or injunctions (without the posting of any bond and without proof of actual damages) to prevent breaches or threatened breaches of this Agreement and/or specific performance of this Agreement.
(d) If any provision of this Agreement, or the application of any such provision to any Person, entity or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision or this Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.
(e) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction. By its execution and delivery of this Agreement, each of the Parties hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought exclusively in any State court of competent jurisdiction in the State of New York, County of New York. By execution and delivery of this Agreement, each of the Parties hereto (i) irrevocably accepts and submits itself to the exclusive jurisdiction of such courts, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum and (ii) knowingly, voluntarily and intentionally waives its right to a trial by jury to the extent permitted by law in any proceeding arising out of the terms and conditions of this Agreement.
(f) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and may be executed and delivered by electronic or original signature. A Portable Document Format (.pdf) copy transmitted by e- mail will be treated as an original.
[Signature Pages Following on Next Page]

Page 48 of 51 Pages

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
VIKING GLOBAL EQUITIES MASTER LTD.,
By: Viking Global Performance LLC, its investment manager

By: /s/ Scott M. Hendler
Name: Scott M. Hendler
Title: Authorized Signatory
VIKING GLOBAL EQUITIES II LP,
By: Viking Global Performance LLC, its general partner

By: /s/ Scott M. Hendler
Name: Scott M. Hendler
Title: Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP
55 Railroad Avenue
Greenwich, CT 06830
Attention: General Counsel

with a mandatory copy to:

legalnotices@vikingglobal.com

Page 49 of 51 Pages

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
FARALLON CAPITAL EUROPE LLP, for and on behalf of funds, accounts and/or entities managed or advised by it

By: /s/ Gregory Lassman
 Name:  Gregory Lassman

Contact Information for all Parties above:

11th Floor Orion House
5 Upper St Martin’s Lane
London WC2H 9EA
United Kingdom

Page 50 of 51 Pages

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INHERENT ESG OPPORTUNITY MASTER, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis
 Name:  Michael Ellis
 Title:  Managing Director

INHERENT CREDIT OPPORTUNITIES MASTER, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis
 Name:  Michael Ellis
 Title:  Managing Director

INHERENT PRIVATE OPPORTUNITIES 2021, LP
By: Inherent Group, LP, its investment manager
By: Inherent Group GP, LLC, its general partner

By: /s/ Michael Ellis
 Name:  Michael Ellis
 Title:  Managing Director

Contact Information for all Parties above:
530 Fifth Ave., #702
New York, NY 10036

Page 51 of 51 Pages